(all amounts are in U.S. dollars except where otherwise indicated)
(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release

Gildan Reports Record Third Quarter Revenue and Adjusted Diluted EPS1 and Updates its Full Year 2024 Guidance

•Record third quarter net sales of $891 million, up 2.4% vs. the prior year
•Operating margin of 21.7%, adjusted operating margin1 of 22.4%
•GAAP diluted EPS of $0.82 and record third quarter adjusted diluted EPS1 of $0.85
•Cash flow from operations of $178 million and free cash flow1 of $149 million
•Record quarterly return of $404 million to shareholders through dividends and share repurchases
•Company updates its full year 2024 guidance

Montreal, Thursday, October 31, 2024 – Gildan Activewear Inc. (GIL: TSX and NYSE) today announced results for the third quarter ended September 29, 2024. The Company also updated its Fiscal 2024 guidance.

"Gildan's Sustainable Growth Strategy (GSG) is clearly driving results, underscored by our record third quarter sales, including strong net sales growth of 6% in Activewear. Through the continued successful execution of our three strategic pillars— capacity expansion, innovation and ESG —we are not only further strengthening our competitive position but also driving top line growth and enhancing profitability. We remain deeply committed to delivering long-term value for our stakeholders and are excited about the opportunities that lie ahead" said Glenn J. Chamandy, Gildan’s President and CEO.

Q3 2024 Operating Results
Net sales were $891 million, up 2.4% over the prior year, at the high end of previously provided guidance of flat to low single-digit growth. Activewear sales of $788 million, were up 6% driven by higher sales volumes reflecting positive POS in the Activewear category across channels in North America. We continue to see market share gains in key growth categories and a positive market response to our recently introduced new products which feature key innovations, including our new soft cotton technology. Furthermore, we observed continued momentum with National account customers, driven by our strong overall competitive positioning and as we further benefit from recent changes in the industry landscape. These factors were partially offset by unfavorable product mix, partly due to lower fleece sales compared to last year's strong performance, which was largely due to timing differences and which we had anticipated. International sales increased by 20% year over year. In addition to higher year over year sell-through in certain international markets, distributors replenished inventory from suboptimal levels aided by our ability to better service this market as we ramp up our Bangladesh facility. Separately, Hosiery and underwear sales were $103 million, down 18% versus the prior year, as expected, mainly owing to the phase out of the Under Armour business and to a lesser extent, due to unfavourable mix and continued broader market weakness in underwear. Excluding the impact of the Under Armour phase-out, sales for the Hosiery and underwear category would have been up low double digits year over year, while consolidated sales would have been up high single digits in the third quarter.

The Company generated gross profit of $278 million, or 31.2% of net sales, versus $239 million, or 27.5% of net sales, in the same period last year representing a 370 basis point improvement which was primarily driven by lower raw material and manufacturing input costs.

SG&A expenses of $84 million included $6 million in carry-over charges related to the proxy contest, leadership changes and related matters. Excluding these charges, adjusted SG&A expenses1 were down 5% to $78 million, or 8.8% of net sales, compared to SG&A expenses of $82 million, or 9.5% of net sales for the same period last year. The year over year reduction reflected the positive benefit of the jobs credit introduced by Barbados.

The Company generated operating income of $193 million, or 21.7% of net sales including the negative impact of the expenses for the proxy contest, leadership changes and related matters. This compares to $155 million, or 17.8% of net sales last year. Adjusted operating income1 was $200 million or 22.4% of net sales, in line with guidance provided, and up $43 million or 430 basis points compared to the prior year.

Net financial expenses of $30 million, were up $10 million over the prior year due to higher interest rates and higher borrowing levels. Reflecting the impact of the enactment of Global Minimum Tax (GMT) in Canada and Barbados, the Company's adjusted effective income tax rate1 for the quarter was 18.7% versus 5.1% last year, bringing the year to date adjusted effective income tax rate to approximately 18.5%. Reflecting the positive benefit of a lower outstanding share base, GAAP diluted EPS were $0.82, up 12% versus the prior year, while adjusted diluted EPS1 were $0.85 compared to $0.74 last year, up 15% year over year.

Cash flows from operating activities totaled $178 million and, after accounting for capital expenditures totaling $30 million, the Company generated $149 million of free cash flow1. The Company continued to execute on its capital allocation priorities during the quarter returning a quarterly record of $404 million to shareholders, including dividends and repurchasing 8.8 million shares under our normal course issuer bid (NCIB). We ended the third quarter with net debt1 of $1,507 million and a leverage ratio of 1.9 times net debt to trailing twelve months adjusted EBITDA1, well within our targeted debt levels.

Year-to-date Operating Results
Net sales for the first nine months ended September 29, 2024 were $2,449 million, up 1.5% versus the same period last year. In Activewear, we generated sales of $2,117 million, up $93 million or 5%, driven by increased shipments, reflecting positive POS trends in North America and strong momentum observed at National accounts, slightly offset by lower net selling prices. International sales of $188 million were up 9% versus the same period last year, reflecting demand stabilization and some recovery in POS. In the Hosiery and underwear category, sales were down 15% versus the prior year mainly reflecting the phase out of the Under Armour business, less favourable mix and broader market weakness in the underwear category. Excluding the impact of the Under Armour phase-out, sales for the Hosiery and underwear category, as well as consolidated sales, would have increased by mid-single digits year over year.

The Company generated gross profit of $751 million, up $107 million versus the prior year, driven by the increase in sales and gross margin. Gross margin of 30.7% was up by 400 basis points year over year mainly a result of lower raw material and manufacturing input costs, partly offset by slightly lower net selling prices.
SG&A expenses were $312 million, $70 million above prior year levels. The increase is mainly attributable to expenses for the proxy contest, leadership changes and related matters, totaling $82 million. Excluding these charges, adjusted SG&A expenses1 were $230 million, or 9.4% of net sales, compared to 10.0% of net sales last year, reflecting the benefit of the jobs credit introduced by Barbados during the second quarter.

The Company generated operating income of $439 million, or 17.9% of net sales, reflecting the negative impact of the expenses for the proxy contest, leadership changes and other related matters. This compares to operating income of $466 million or 19.3% of net sales last year which included the benefit of a $77 million net insurance gain and a $25 million gain from the sale and leaseback of one of our U.S. distribution facilities, partly offset by restructuring costs of $35 million. Excluding these items as well as the expenses for the proxy contest, leadership changes and other related matters, adjusted operating income1 was $521 million or 21.3% of net sales, up $122 million or 480 basis points compared to the prior year.

Net financial expenses of $77 million were up $19 million over the prior year due to higher interest rates and higher borrowing levels. As communicated in the second quarter, income tax expenses were significantly higher than the prior year, due to the enactment of GMT in Canada and Barbados. Cash flows from operating activities totaled $291 million, compared to $308 million in the prior year. After accounting for capital expenditures totaling $110 million, the Company generated approximately $182 million of free cash flow1 compared to $188 million in the prior year. Executing on capital allocation priorities, capital returned to shareholders totaled $643 million including dividends and share repurchases. Reflecting the benefit of a lower outstanding share base, GAAP diluted EPS and adjusted diluted EPS1 were $1.62 and $2.18 respectively, compared to GAAP diluted EPS and adjusted diluted EPS1 of $2.14 and $1.82 respectively, in the prior year.

2024 Outlook
The strength of our vertically integrated model, our proven operational excellence and our unwavering focus on executing our Gildan Sustainable Growth (GSG) strategy give us confidence in our ability to deliver our full year 2024 guidance and more broadly, our three-year targets outlined earlier this year. More specifically, we remain pleased with our performance thus far this year despite a somewhat mixed macroeconomic backdrop as reflected by weakness in certain retail end markets. As we move into the final quarter of the year, we are further narrowing our full year 2024 outlook range.

Consequently, for 2024, we expect the following:

•Revenue growth for the full year to be up low-single digits, compared to our previous guidance of flat to up low-single digits. Our revenue guidance reflects the expiration of the Under Armour sock license agreement on March 31, 2024, which has had minimal impact on our profitability. Excluding the impact of this agreement, full year revenue growth in 2024 would be in the mid-single digit range;
•Adjusted operating margin1 to be slightly above 21%, compared to our previous guidance of slightly above the high end of our 18% to 20% target range for 2024;
•Capex to come in at approximately 5% of net sales, maintaining previous guidance;
•Adjusted diluted EPS1 in the range of $2.97 to $3.02, up significantly between 15.5% and 17.5% year over year, compared to our previous guidance of $2.92 to $3.07; and
•Free cash flow1 still expected to be above 2023 levels, driven by increased profitability, lower working capital investments and lower capital expenditures than in 2023.

The assumptions underpinning our 2024 guidance include the following:

•Ongoing improvement in POS through the final quarter of 2024 as well as growth opportunities in all our channels.

•The continued benefit of the refundable jobs credit recently introduced by Barbados, where our Sales and Marketing operations are headquartered. This credit, which became applicable in the second quarter, was retroactive to January 1, 2024, and flows through SG&A.

•The estimated impact of the recently enacted GMT legislation in Canada and Barbados on our effective tax rate, retroactive to January 1, 2024. The Company's adjusted effective income tax1 rate is expected to be approximately 18% for the full year.

•Continued share repurchases under our NCIB program, given the strength of our balance sheet, our expected strong free cash flow and our leverage framework target of 1.5x to 2.5x net debt to adjusted EBITDA1.

ESG
The Company was recently recognized as one of Canada’s Most Responsible Companies by Newsweek. In its inaugural year, Newsweek, in partnership with Statista, recognized 150 companies selected from Canada’s 700 largest private and public companies, and across 13 industries, for their commitment to responsible practices. Gildan ranked 14th overall and secured the top spot in the Retail and Consumer Goods industry, an achievement which is a testament to our fundamental commitment to ESG.

Declaration of Quarterly Dividend
The Board of Directors has declared a cash dividend of $0.205 per share, payable on December 16, 2024 to shareholders of record as of November 21, 2024. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Renewal of Normal Course Issuer Bid (NCIB)
During the third quarter, the Company completed share repurchases under its NCIB ending August 8, 2024 and following the renewal of the Company's NCIB, effective August 9, 2024, the Company continued to repurchase shares under the NCIB. A total of 8,830,265 common shares were repurchased for cancellation during the third quarter at a total cost of approximately $372 million.

Gildan’s management and the Board of Directors believe the repurchase of common shares represents an appropriate use of Gildan’s financial resources and that share repurchases under the NCIB will not preclude Gildan from continuing to pursue organic growth and complementary acquisitions.

Disclosure of Outstanding Share Data
As at October 25, 2024, there were 154,422,137 common shares issued and outstanding along with 282,737 stock options and 42,289 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a predetermined exercise price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company.

Conference Call Information
Gildan Activewear will hold a conference call to discuss the Company's third quarter 2024 results today at
8:30 AM ET. The conference call can be accessed by dialing (800) 715-9871 (Canada & U.S.) or (646) 307-1963 (international) and entering passcode 7966565#. A replay will be available for 7 days starting at 12:30 PM EST by dialing (800) 770-2030 (Canada & U.S.) or (609) 800-9909 (international) and entering the same passcode. A live audio webcast of the conference call, as well as the replay, will be available at the following link: Gildan Q3 2024 audio webcast.

This release should be read in conjunction with Gildan’s Management’s Discussion and Analysis and its unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 29, 2024, which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission and which will be available on Gildan’s corporate website.

Certain minor rounding variances may exist between the condensed consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in $ millions, except per share amounts or otherwise indicated)	Q3 2024	Q3 2023	Variation (%)	YTD 2024	YTD 2023	Variation (%)
Net sales	891.1	869.9	2.4%	2,449.1	2,413.2	1.5%
Gross profit	277.6	239.2	16.1%	750.7	643.5	16.7%
Adjusted gross profit(1)	277.6	239.2	16.1%	750.7	640.4	17.2%
SG&A expenses	83.6	82.2	1.7%	312.5	242.1	29.1%
Adjusted SG&A expenses(1)	78.1	82.2	(5.0)%	230.2	242.1	(4.9)%
Gain on sale and leaseback	—	—	n.m.	—	(25.0)	n.m.
Net insurance gains	—	—	n.m.	—	(74.2)	n.m.
Restructuring and acquisition-related costs (recovery)	1.1	2.0	(45.0)%	(1.0)	34.9	n.m.
Operating income	192.9	155.0	24.5%	439.3	465.7	(5.7)%
Adjusted operating income(1)	199.5	157.0	27.1%	520.6	398.3	30.7%
Adjusted EBITDA(1)	236.1	188.3	25.4%	625.4	489.2	27.8%
Financial expenses	30.2	20.7	45.6%	77.2	58.4	32.1%
Income tax expense	31.3	6.9	n.m.	93.5	27.0	n.m.
Adjusted income tax expense(1)	31.6	6.9	n.m.	81.8	16.5	n.m.
Net earnings	131.5	127.4	3.2%	268.5	380.3	(29.4)%
Adjusted net earnings(1)	137.8	129.4	6.5%	361.5	323.4	11.8%
Basic EPS	0.82	0.73	12.3%	1.62	2.14	(24.3)%
Diluted EPS	0.82	0.73	12.3%	1.62	2.14	(24.3)%
Adjusted diluted EPS(1)	0.85	0.74	14.9%	2.18	1.82	19.8%
Gross margin(2)	31.2%	27.5%	3.7 pp	30.7%	26.7%	4.0 pp
Adjusted gross margin(1)	31.2%	27.5%	3.7 pp	30.7%	26.5%	4.2 pp
SG&A expenses as a percentage of net sales(3)	9.4%	9.5%	(0.1) pp	12.8%	10.0%	2.8 pp
Adjusted SG&A expenses as a percentage of net sales(1)	8.8%	9.5%	(0.7) pp	9.4%	10.0%	(0.6) pp
Operating margin(4)	21.7%	17.8%	3.9 pp	17.9%	19.3%	(1.4) pp
Adjusted operating margin(1)	22.4%	18.1%	4.3 pp	21.3%	16.5%	4.8 pp
Cash flows from (used in) operating activities	178.2	305.1	(41.6)%	290.9	307.5	(5.4)%
Capital expenditures	(29.5)	(42.5)	(30.5)%	(109.8)	(172.4)	(36.3)%
Free cash flow(1)	148.9	264.6	(43.7)%	181.6	188.4	(3.6)%

As at (in $ millions, or otherwise indicated)	Sep 29, 2024	Dec 31, 2023
Inventories	1,096.7	1,089.4
Trade accounts receivable	612.9	412.5
Net debt(1)	1,506.9	993.5
Net debt leverage ratio(1)	1.9	1.5
(1) This is a non-GAAP financial measure or ratio. Please refer to "Non-GAAP Financial Measures" in this press release.
(2) Gross margin is defined as gross profit divided by net sales.
(3) SG&A expenses as a percentage of net sales is defined as SG&A expenses divided by net sales.
(4) Operating margin is defined as operating income divided by net sales.
n.m. = not meaningful

DISAGGREGATION OF REVENUE

Net sales by major product group were as follows:

(in $ millions, or otherwise indicated)	Q3 2024	Q3 2023	Variation (%)	YTD 2024	YTD 2023	Variation (%)
Activewear	788.3	744.4	5.9%	2,117.0	2,024.0	4.6%
Hosiery and underwear	102.8	125.5	(18.1)%	332.1	389.2	(14.7)%
	891.1	869.9	2.4%	2,449.1	2,413.2	1.5%

Net sales were derived from customers located in the following geographic areas:

(in $ millions, or otherwise indicated)	Q3 2024	Q3 2023	Variation (%)	YTD 2024	YTD 2023	Variation (%)
United States	798.8	787.7	1.4%	2,180.4	2,158.7	1.0%
Canada	28.2	28.9	(2.4)%	81.1	82.7	(2.0)%
International	64.1	53.3	20.4%	187.6	171.8	9.2%
	891.1	869.9	2.4%	2,449.1	2,413.2	1.5%

INCOME TAX EXPENSE AND IMPACT OF GLOBAL MINIMUM TAX (GMT)

(in $ millions, or otherwise indicated)	Q3 2024	Q3 2023	YTD 2024	YTD 2023

Income tax expense:
Tax expense excluding impact of GMT and other items below	7.4	6.9	18.6	16.5
Impact of GMT	24.2	—	63.3	—
Income tax (recovery) expense relating to restructuring charges and other adjustments	(0.3)	—	0.2	10.5
Tax rate changes resulting in the revaluation of deferred income tax assets and liabilities	—	—	11.5	—
Total income tax expense	31.3	6.9	93.6	27.0
Adjustments for:
Income tax recovery (expense) relating to restructuring charges and other adjustments	0.3	—	(0.2)	(10.5)
Tax rate changes resulting in the revaluation of deferred income tax assets and liabilities	—	—	(11.5)	—
Adjusted income tax expense(3)	31.6	6.9	81.9	16.5

Earnings before income taxes	162.7	134.3	362.0	407.3
Adjustments(1)(4)	6.6	2.0	81.3	(67.4)
Adjusted earnings before income taxes(3)	169.3	136.3	443.3	339.9

Average effective income tax rate(2)	19.2%	5.1%	25.8%	6.6%
Adjusted effective income tax rate(3)	18.7%	5.1%	18.5%	4.9%
(1) Adjustments are detailed in section entitled "Certain adjustments to non-GAAP measures" in this press release.
(2) Average effective income tax rate is calculated as income tax expense divided by earnings before income taxes.
(3) Adjusted income tax expense and adjusted earnings before income taxes are non-GAAP financial measures, and adjusted effective income tax rate is a non-GAAP ratio calculated as adjusted income tax expense divided by adjusted earnings before income taxes. Refer to the section "Non-GAAP financial measures and related ratios" in this press release.
(4) Adjustments for the three and nine months ended September 29, 2024 of $6.6 million and $81.3 million, respectively, include costs relating to proxy contest and leadership changes and related matters and restructuring and acquisition-related costs (recoveries). Adjustments for the three months ended October 1, 2023 include $2.0 million (loss) for restructuring and acquisition related costs, and for the nine months ended October 1, 2023, includes $67.4 million (gain), consisting of $77.3 million of net insurance gains and a $25 million pretax gain on sale and leaseback, partially offset by $34.9 million for restructuring and acquisition-related costs.

The increase in the income tax expense and effective tax rate for the three and nine months ended September 29, 2024, compared to the same period last year, is mainly due to the impact of the enactment of the Global Minimum Tax Act in Canada and the enactment of legislation in Barbados introducing certain tax measures in response to the Global implementation of the Pillar Two global minimum Tax regime. More specifically, during the second quarter of fiscal 2024, the Government of Barbados increased its domestic corporate tax rate applicable to the Company from a sliding scale of 5.5% to 1% to a flat rate of 9%, effective January 1, 2024. In addition, the Company also became subject to the OECD’s Pillar Two global minimum tax regime, effective January 1, 2024, which results in an additional top-up tax levied on the Company’s subsidiaries in Barbados under Barbados’ domestic top-up tax legislation. These events combined to result in an effective tax rate of 15% in Barbados. For the three and nine months ended September 29, 2024, the Company recognized a current tax expense of $24.2 million and $63.3 million, respectively related to the increase in the Barbados corporate tax rate and the top-up tax on the Company’s earnings in Barbados. In addition the Company recorded a deferred income tax charge of nil and $11.5 million for the three and nine months ended September 29, 2024, for the revaluation of deferred tax assets and liabilities in Barbados as a result of the increase in the Barbados corporate tax rate to 9%.

The Company's adjusted effective income tax rate for the nine months ended September 29, 2024 was 18.5%, as noted in the above table, which is in line with the Company's expected adjusted effective income tax rate for the full year.

Non-GAAP financial measures and related ratios
This press release includes references to certain non-GAAP financial measures, as well as non-GAAP ratios as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Certain adjustments to non-GAAP measures
As noted above certain of our non-GAAP financial measures and ratios exclude the variation caused by certain adjustments that affect the comparability of the Company's financial results and could potentially distort the analysis of trends in its business performance. Adjustments which impact more than one non-GAAP financial measure and ratio are explained below:

Restructuring and acquisition-related costs (recovery)
Restructuring and acquisition-related costs are comprised of costs directly related to significant exit activities, including the closure of business locations and sale of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions. Restructuring and acquisition-related costs are included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted earnings before income taxes, adjusted diluted EPS, and adjusted EBITDA. For the three and nine months ended September 29, 2024, restructuring and acquisition-related costs of $1.1 million and recoveries of $1.0 million were recognized, respectively (2023 - $2.0 million costs and $34.9 million costs). Refer to subsection 5.5.5 entitled “Restructuring and acquisition-related costs (recovery)” in our interim MD&A for a detailed discussion of these costs.

Net insurance gains
During fiscal year 2023, the Company recognized net insurance gains of nil and $77.3 million for the three and nine months ended October 1, 2023, respectively, which related to the two hurricanes which impacted the Company’s operations in Central America in November 2020. Net insurance gains related to the recognition of insurance recoveries for business interruption losses and insurance recoveries for damaged equipment as follows:

–Insurance gains relating to recoveries for business interruption losses for the three and nine months ended October 1, 2023 were nil and $74.2 million, respectively, and were recorded in insurance gains, and included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted earnings before income taxes, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.
–Net insurance gains relating to recoveries for damaged equipment for the three and nine months ended October 1, 2023, were nil and $3.1 million, respectively, were recorded in cost of sales and included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted earnings before income taxes, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Gain on sale and leaseback
During the first quarter of 2023, the Company recognized a gain of $25.0 million ($15.5 million after reflecting $9.5 million of income tax expense) on the sale and leaseback of one of our distribution centres located in the U.S. The impact of this gain was included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted earnings before income taxes, adjusted income tax expense, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Costs relating to proxy contest and leadership changes and related matters
On December 11, 2023, the Company’s then Board of Directors (the “Previous Board”) terminated the Company’s President and Chief Executive Officer, Glenn Chamandy. On such date, the Previous Board appointed Vince Tyra as President and Chief Executive Officer, and Mr. Tyra took office in the first quarter of fiscal 2024, effective on January 15, 2024. Following the termination of Mr. Chamandy, dissenting shareholder Browning West and others initiated an activist campaign and proxy contest against the Previous Board, proposing a new slate of Directors and requesting the reinstatement of Mr. Chamandy as President and Chief Executive Officer. In the second quarter of 2024, on April 28, 2024, in advance of the May 28, 2024 Annual General Meeting of Shareholders (“Annual Meeting”), the Previous Board announced a refreshed Board of Directors (“Refreshed Board”) that resulted in the immediate replacement of five Directors, with two additional Directors staying on temporarily but not standing for re-election at the Annual Meeting. On May 23, 2024, five days prior to the Annual Meeting, the Refreshed Board and Mr. Tyra resigned, along with Arun Bajaj, the Company’s Executive Vice-President, Chief Human Resources Officer (CHRO) and Legal Affairs. The Refreshed Board appointed Browning West's nominees to the Board of Directors (the “New Board”), effective as of that date. On May 24, 2024, the New Board reinstated Mr. Chamandy as President and Chief Executive Officer. On May 28, 2024, the New Board was elected by shareholders at the Annual Meeting. During the past 10 months, the Company incurred significant expenses primarily at the direction of the Previous Board and the Refreshed Board, including: (i) legal, communication, proxy advisory, financial and other advisory fees relating to the proxy contest and related matters and the termination and subsequent reinstatement of Mr. Chamandy; (ii) legal, financial and other advisory fees with respect to a review process initiated by the Previous Board following receipt of a confidential non-binding expression of interest to acquire the Company; (iii) special senior management retention awards; (iv) severance and termination benefits relating to outgoing executives; and (v) incremental director meeting fees and insurance premiums. In addition, subsequent to the Annual Meeting, the Corporate Governance and Social Responsibility Committee (the "CGSRC") recommended to the New Board, and the New Board approved, back-pay compensation for Mr. Chamandy (who did not receive any severance payment following his termination on December 11, 2023), relating to his reinstatement, including the reinstatement of share-based awards that were canceled by the Previous Board. In light of the strong shareholder support received for its successful campaign and the fact that the Refreshed Board resigned in advance of the Annual Meeting, the CGSRC also recommended to the New Board, and the New Board approved, the reimbursement of Browning West’s legal and other advisory expenses relating to the proxy contest, in the amount of $9.4 million in the second quarter of 2024.

The total costs relating to these non-recurring events (“Costs relating to proxy contest and leadership changes and related matters”) amounted to $5.5 million and $82.3 million, respectively, for the three and nine months ended September 29, 2024, as itemized in the table below with corresponding footnotes. Such costs are included in selling, general and administrative expenses. The impact of the below charges are included as adjustments in arriving at adjusted SG&A expenses, adjusted SG&A expenses as a percentage of net sales, adjusted operating income, adjusted operating margin, adjusted earnings before income taxes, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

(in $ millions)	Q3 2024	Q3 2023	YTD 2024	YTD 2023

Advisory fees on shareholder matters(1)	2.5	—	35.8	—
Severance and other termination benefits(2)	—	—	21.6	—
Compensation expenses relating to Glenn Chamandy’s termination and subsequent reinstatement as President and Chief Executive Officer(3)	—	—	8.9	—
Incremental costs relating to the previous Board and refreshed Board(4)	1.4	—	8.8	—
Costs relating to assessing external interests in acquiring the Company(5)	—	—	3.0	—
Special retention awards(6)	1.6	—	4.2	—
Costs relating to proxy contest and leadership changes and related matters	5.5	—	82.3	—

(1) Relates to advisory, legal and other expenses for the proxy contest and shareholder matters. Charges incurred during the three and nine months ended September 29, 2024 of $2.5 million and $35.8 million, respectively, include:

–$2.5 million and $26.4 million for the three and nine months ended September 29, 2024 respectively, of advisory, legal and other fees and expenses related to the proxy contest and related matters; and
–nil and $9.4 million of expenses, respectively, for the reimbursement of advisory, legal and other fees and expenses incurred by Browning West in relation to the proxy contest (refer to note 8(c)) of the condensed interim consolidated financial statements for additional information).

(2) Relates to the payout of severance and other termination benefits to Mr. Tyra and Mr. Bajaj pursuant to existing severance arrangements approved and made by the Refreshed Board in the context of the proxy contest, just prior to its conclusion in May 2024. The cash payouts in the second quarter of 2024 for severance and termination benefits totaled $24.4 million, of which $15.3 million was for Mr. Tyra and $9.1 million was for Mr. Bajaj. The respective charges included in selling, general and administrative expenses during the second quarter of 2024 totaled $21.6 million (of which $14.1 million was for Mr. Tyra and $7.5 million was for Mr. Bajaj), and include $12.3 million for accelerated vesting of share-based awards as well $9.3 million in other termination benefits for these executives.

(3) Compensation expenses relating to Mr. Chamandy include back-pay as part of his reinstatement by the New Board, and the reinstatement of share-based awards which had been canceled by the Previous Board. Net charges incurred during three and nine months ended September 29, 2024 of nil and $8.9 million, respectively, include:

–nil and $1.7 million, respectively, for backpay and accruals for short-term incentive plan benefits;
–nil and $14.6 million, respectively, of stock-based compensation expense for past service costs related to the reinstatement of Mr. Chamandy’s 2022 and 2023 long-term incentive program (LTIP) grants (for which a reversal of compensation expense of approximately $6 million was recorded in the fourth quarter of fiscal 2023);
–nil and $2.4 million, respectively, of stock-based compensation expense adjustments relating to Mr. Chamandy’s 2021 LTIP share-based grant which vested in 2024; and
–The reversal of a $9.8 million accrual for severance in the second quarter of 2024 (which had been accrued for in the fourth quarter of 2023), as Mr. Chamandy forfeited any termination benefit entitlement in connection with the award of back-pay and reinstatement of canceled share-based awards as noted above.

(4) The Company incurred $1.4 million in the third quarter of fiscal 2024 ($8.8 million year-to-date), of incremental costs relating to the Previous Board and Refreshed Board. These charges include nil and $4.8 million, respectively, for a Directors and Officers run off insurance policy, $0.2 million and $0.6 million, respectively, for special board meeting fee payments, and $1.2 million and $3.4 million, respectively, for the increase in value of the deferred share units (DSU) liability.

(5) Relates to advisory, legal and other expenses with respect to the announced review process initiated by the Previous Board following receipt of a confidential non-binding expression of interest to acquire the Company. The Company incurred nil and $3.0 million for the three and nine months ended September 29, 2024, respectively, of expenses related to this matter.

(6) Stock-based compensation expenses relating to special retention awards, granted in the first quarter of fiscal 2024, includes $1.6 million in the third quarter of fiscal 2024, and $4.2 million for fiscal 2024 year-to-date. At the grant date, these special retention awards had a total fair value of $8.6 million. The stock-based compensation expense relating to these awards is being recognized over the respective vesting periods, with most of the awards originally vesting at the end of 2024. In connection with the departure of Mr. Bajaj, $2.5 million of these awards were fully paid out in cash to him during the second quarter of 2024, as part of the $9.1 million payout in note 2 above.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters, and income tax expense or recovery relating to these items. Adjusted net earnings also excludes income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its net earnings performance from one period to the next, and in making decisions regarding the ongoing operations of its business, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its net earnings and diluted EPS and could potentially distort the analysis of net earnings trends in its business performance. The Company believes adjusted net earnings and adjusted diluted EPS are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, except per share amounts)	Q3 2024	Q3 2023	YTD 2024	YTD 2023
Net earnings	131.5	127.4	268.5	380.3
Adjustments for:
Restructuring and acquisition-related costs (recovery)	1.1	2.0	(1.0)	34.9
Net insurance gains	—	—	—	(77.3)
Gain on sale and leaseback	—	—	—	(25.0)
Costs relating to proxy contest and leadership changes and related matters	5.5	—	82.3	—
Income tax (recovery) expense relating to restructuring charges and other items above	(0.3)	—	0.2	10.5
Income tax expense related to the revaluation of deferred income tax assets and liabilities	—	—	11.5	—
Adjusted net earnings	137.8	129.4	361.5	323.4
Basic EPS	0.82	0.73	1.62	2.14
Diluted EPS	0.82	0.73	1.62	2.14
Adjusted diluted EPS(1)	0.85	0.74	2.18	1.82
(1) This is a non-GAAP ratio. It is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding.

Adjusted earnings before income taxes, adjusted income tax expense, and adjusted effective income tax rate
Adjusted effective income tax rate is defined as adjusted income tax expense divided by adjusted earnings before income taxes. Adjusted earnings before income taxes excludes restructuring and acquisition-related costs, impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, and costs relating to proxy contest and leadership changes and related matters. Adjusted income tax expense is defined as income tax expense excluding tax rate changes resulting in the revaluation of deferred income tax assets and liabilities, income taxes relating to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income tax expense relating to restructuring charges and other pretax adjustments noted above. The Company excludes these adjustments because they affect the comparability of its effective income tax rate. The Company believes the adjusted effective income tax rate provides a clearer understanding of our normalized effective tax rate and financial performance for the current period and for purposes of developing its annual financial budgets. The Company believes that adjusted effective income tax rate is useful to investors in assessing the Company's future effective income tax rate as it identifies certain pre-tax expenses and gains and income tax charges and recoveries which are not expected to recur on a regular basis (in particular, non-recurring costs such as proxy contest and leadership changes and related matters incurred in the Company’s Canadian legal entity which do not result in tax recoveries, and tax rate changes resulting in the revaluation of deferred income tax assets and liabilities).

(in $ millions, or otherwise indicated)	Q3 2024	Q3 2023	YTD 2024	YTD 2023

Earnings before income taxes	162.7	134.3	362.0	407.3
Adjustments for:
Restructuring and acquisition-related costs (recovery)	1.1	2.0	(1.0)	34.9
Net insurance gains	—	—	—	(77.3)
Gain on sale and leaseback	—	—	—	(25.0)
Costs relating to proxy contest and leadership changes and related matters	5.5	—	82.3	—
Adjusted earnings before income taxes	169.3	136.3	443.3	339.9

Income tax expense	31.3	6.9	93.5	27.0
Adjustments for:
Income tax expense relating to restructuring charges and other adjustments above	0.3	—	(0.2)	(10.5)
Tax rate changes resulting in the revaluation of deferred income tax assets and liabilities	—	—	(11.5)	—
Adjusted income tax expense	31.6	6.9	81.8	16.5
Average effective income tax rate(1)	19.2%	5.1%	25.8%	6.6%
Adjusted effective income tax rate(2)	18.7%	5.1%	18.5%	4.9%
(1) Average effective income tax rate is calculated as income tax expense divided by earnings before income taxes.
(2) This is a non-GAAP ratio. It is calculated as adjusted income tax expense divided by adjusted earnings before income taxes.

Adjusted gross profit and adjusted gross margin
Adjusted gross profit is calculated as gross profit excluding the impact of net insurance gains in fiscal 2023. The Company uses adjusted gross profit and adjusted gross margin to measure its performance at the gross margin level from one period to the next, without the variation caused by the impacts of the item described above. The Company excludes this item because it affects the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding this item does not imply that it is non-recurring. The Company believes adjusted gross profit and adjusted gross margin are useful to management and investors because they help identify underlying trends in our business in how efficiently the Company uses labor and materials for manufacturing goods to our customers that could otherwise be masked by the impact of net insurance gains in prior years. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Q3 2024	Q3 2023	YTD 2024	YTD 2023
Gross profit	277.6	239.2	750.7	643.5
Adjustment for:
Net insurance gains	—	—	—	(3.1)
Adjusted gross profit	277.6	239.2	750.7	640.4
Gross margin	31.2%	27.5%	30.7%	26.7%
Adjusted gross margin(1)	31.2%	27.5%	30.7%	26.5%
(1) This is a non-GAAP ratio. It is calculated as adjusted gross profit divided by net sales.

Adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales
Adjusted SG&A expenses is calculated as selling, general and administrative expenses excluding the impact of costs relating to proxy contest and leadership changes and related matters. The Company uses adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales to measure its performance from one period to the next, without the variation caused by the impact of the items described above. Excluding these items does not imply they are non-recurring. The Company believes adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales are useful to investors because they help identify underlying trends in our business that could otherwise be masked by costs relating to the proxy contest and leadership changes and related matters, which the Company believes are unusual and non-recurring in nature. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Q3 2024	Q3 2023	YTD 2024	YTD 2023

SG&A expenses	83.6	82.2	312.5	242.1
Adjustment for:
Costs relating to proxy contest and leadership changes and related matters	5.5	—	82.3	—
Adjusted SG&A expenses	78.1	82.2	230.2	242.1
SG&A expenses as a percentage of net sales	9.4%	9.5%	12.8%	10.0%
Adjusted SG&A expenses as a percentage of net sales(1)	8.8%	9.5%	9.4%	10.0%
(1) This is a non-GAAP ratio. It is calculated as adjusted SG&A expenses divided by net sales.

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs, and also excludes impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, and costs relating to proxy contest and leadership changes and related matters. Management uses adjusted operating income and adjusted operating margin to measure its performance at the operating income level as we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its operating results and could potentially distort the analysis of trends in its operating income and operating margin performance. The Company believes adjusted operating income and adjusted operating margin are useful to investors because they help identify underlying trends in our business in how efficiently the Company generates profit from its primary operations that could otherwise be masked by the impact of the items noted above that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Q3 2024	Q3 2023	YTD 2024	YTD 2023
Operating income	192.9	155.0	439.3	465.7
Adjustments for:
Restructuring and acquisition-related costs (recovery)	1.1	2.0	(1.0)	34.9
Net insurance gains	—	—	—	(77.3)
Gain on sale and leaseback	—	—	—	(25.0)
Costs relating to proxy contest and leadership changes and related matters	5.5	—	82.3	—
Adjusted operating income	199.5	157.0	520.6	398.3
Operating margin	21.7%	17.8%	17.9%	19.3%
Adjusted operating margin(1)	22.4%	18.1%	21.3%	16.5%
(1) This is a non-GAAP ratio. It is calculated as adjusted operating income divided by net sales.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses net, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, and costs relating to proxy contest and leadership changes and related matters. Management uses adjusted EBITDA, among other measures, to facilitate a comparison of the profitability of its business on a consistent basis from period-to-period and to provide a more complete understanding of factors and trends affecting our business. The Company also believes this measure is commonly used by investors and analysts to assess profitability and the cost structure of companies within the industry, as well as measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are non-recurring. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Q3 2024	Q3 2023	YTD 2024	YTD 2023
Net earnings	131.5	127.4	268.5	380.3
Restructuring and acquisition-related costs (recovery)	1.1	2.0	(1.0)	34.9
Net insurance gains	—	—	—	(77.3)
Gain on sale and leaseback	—	—	—	(25.0)
Costs relating to proxy contest and leadership changes and related matters	5.5	—	82.3	—
Depreciation and amortization	36.5	31.3	104.9	90.9
Financial expenses, net	30.2	20.7	77.2	58.4
Income tax expense	31.3	6.9	93.5	27.0
Adjusted EBITDA	236.1	188.3	625.4	489.2

Free cash flow
Free cash flow is defined as cash flow from operating activities, less cash flow used in investing activities excluding cash flows relating to business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric used by management in managing capital as it indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. Management believes that free cash flow also provides investors with an important perspective on the cash available to us to service debt, fund acquisitions, and pay dividends. In addition, free cash flow is commonly used by investors and analysts when valuing a business and its underlying assets. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Q3 2024	Q3 2023	YTD 2024	YTD 2023
Cash flows from (used in) operating activities	178.2	305.1	290.9	307.5
Cash flows from (used in) investing activities	(29.3)	(40.5)	(109.3)	(119.1)
Adjustment for:
Business acquisitions	—	—	—	—
Free cash flow	148.9	264.6	181.6	188.4

Total debt and net debt
Total debt is defined as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and net debt is calculated as total debt net of cash and cash equivalents. The Company considers total debt and net debt to be important indicators for management and investors to assess the financial position and liquidity of the Company, and measure its financial leverage. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Sep 29, 2024	Dec 31, 2023
Long-term debt (including current portion)	1,479.0	985.0
Bank indebtedness	—	—
Lease obligations (including current portion)	106.4	98.1
Total debt	1,585.4	1,083.1
Cash and cash equivalents	(78.5)	(89.6)
Net debt	1,506.9	993.5

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net debt to pro-forma adjusted EBITDA for the trailing twelve months, all of which are non-GAAP measures. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period. The Company has currently set a net debt leverage target ratio of 1.5 to 2.5 times pro-forma adjusted EBITDA for the trailing twelve months (previously 1.5 to 2.0 times). The net debt leverage ratio serves to evaluate the Company's financial leverage and is used by management in its decisions on the Company's capital structure, including financing strategy. The Company believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company, including our ability to pay off our incurred debt. The Company's net debt leverage ratio differs from the net debt to EBITDA ratio that is a covenant in our loan and note agreements, and therefore the Company believes it is a useful additional measure. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Sep 29, 2024	Dec 31, 2023
Adjusted EBITDA for the trailing twelve months	810.9	674.5
Adjustment for:
Business acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	810.9	674.5
Net debt	1,506.9	993.5
Net debt leverage ratio(1)	1.9	1.5
(1) The Company's total net debt to EBITDA ratio for purposes of its loan and note agreements was 2.0 at September 29, 2024.

Caution Concerning Forward-Looking Statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, our expectation with regards to net sales, gross margin, SG&A expenses, restructuring and acquisition-related costs, operating margin, adjusted operating margin, adjusted EBITDA, diluted earnings per share, adjusted diluted earnings per share, income tax rate, free cash flow, return on adjusted average net assets, net debt to adjusted EBITDA leverage ratios, capital return and capital investments or expenditures, including our financial outlook set forth in this press release under the section “2024 Outlook”. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology.

We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such document and this press release.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•changes in general economic, financial or geopolitical conditions globally or in one or more of the markets we serve;
•our ability to implement our growth strategies and plans, including our ability to bring projected capacity expansion online;
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers, including our largest distributor;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the prices of raw materials and energy related inputs, from current levels, used to manufacture and transport our products;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials, intermediate materials, and finished goods;
•the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, such as the COVID-19 pandemic, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, such as the COVID-19 pandemic, and other unforeseen adverse events;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, compliance with or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•elimination of government subsidies and credits that we currently benefit from, and the non-realization of anticipated new subsidies and credits;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•our reliance on key management and our ability to attract and/or retain key personnel;
•negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•our ability to protect our intellectual property rights;
•operational problems with our information systems or those of our service providers as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•rapid developments in artificial intelligence;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies;
•changes in accounting policies and estimates; and
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release, including our updated financial outlook for the 2024 fiscal year under the section "2024 Outlook", are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer of everyday basic apparel. The Company’s product offering includes activewear, underwear and socks, sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms and to global lifestyle brand companies. The Company markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands including Gildan®, American Apparel®, Comfort Colors®, GOLDTOE® and Peds®.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Bangladesh. Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company's long-term business strategy. More information about the Company and its ESG practices and initiatives can be found at www.gildancorp.com.

Investor inquiries: Jessy Hayem, CFA Senior Vice-President, Head of Investor Relations and Global Communications (514) 744-8511 jhayem@gildan.com	Media inquiries: Genevieve Gosselin Director, Global Communications and Corporate Marketing (514) 343-8814 communications@gildan.com

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